Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 8, 2021

The following social media posts were uploaded by Samuel J. Reich, Chief Executive Officer of Big Cypress Acquisition Corp. to Twitter and LinkedIn platforms.